Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-709-4176

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2011 FINANCIAL RESULTS

•	Revenues ex-EDT up 19% over full-year 2010 to $1,068 million; Debt reduced by 51%

•	Label updates advance Tysabri risk-stratification

•	2012 Guidance: Revenues $1.2-1.25 billion; Adjusted EBITDA of at least $200 million

Dublin, Ireland, February 8, 2012 - Elan Corporation, plc today reported its fourth quarter and full-year 2011 financial results.

“In 2011, Elan made substantial progress across all areas of the company,” said Mr. Kelly Martin, chief executive officer. “The strategic positioning of the underlying business post the sale of EDT to Alkermes further strengthened our fundamentals from a financial and risk point of view. In addition, the continued growth in Tysabri, along with the label updates allowing a more personalized approach to treatment, has enabled significant shareholder value creation to occur over this past year.”

“As a company, our goals and focus have been consistent for many years. We continue to build and aspire to be the leading science-based neurology company in the world, supported by a business structure that incorporates a small and flexible operating infrastructure with the global advantages of an Irish headquartered business. Continued progress, investment and disciplined execution will ultimately provide us with the possibility of offering a broad array of therapeutic choices to patients, their families and clinicians, and will provide shareholders with a compelling investment thesis for both the short and long-term.”

Mr. Nigel Clerkin, chief financial officer, went on to say, “2011 was a year of tremendous financial progress for Elan. We were pleased to have met or exceeded all of our financial guidance for the year, driven by a 23% increase in Tysabri in-market sales to $1.5 billion, along with continued cost discipline. The sale of EDT transformed our balance sheet, and enabled us to pay down more than half our debt, reducing our annual interest payments by close to $60 million.”

Mr. Clerkin added, “For 2012, we expect to generate approximately $1.2 billion to $1.25 billion in revenues, with Adjusted EBITDA of greater than $200 million, a greater than 35% increase over the $146.7 million we achieved in 2011, excluding EDT.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m
		Revenue (see page 8)
307.4	271.0	Product revenue	1,156.0	1,236.1
1.5	—	Contract revenue	13.7	9.9
308.9	271.0	Total revenue	1,169.7	1,246.0
157.0	147.4	Cost of goods sold	583.3	639.7
151.9	123.6	Gross margin	586.4	606.3

		Operating Expenses (see page 11)
62.7	58.2	Selling, general and administrative	254.7	231.7
64.6	48.9	Research and development	258.7	229.5
(1.0)	4.2	Net loss/(gain) on divestment of business	(1.0)	(652.9)
36.9	22.0	Other net (gains)/charges (see page 15)	262.6	(42.2)
163.2	133.3	Total operating expenses	775.0	(233.9)
(11.3)	(9.7)	Operating income/(loss)	(188.6)	840.2

		Net Interest and Investment Gains and Losses
28.6	16.7	Net interest expense (see page 15)	117.8	105.9
12.2	17.9	Net loss on equity method investments (see page 16)	26.0	81.8
—	47.0	Net charge on debt retirement	3.0	47.0
1.2	(0.1)	Net investment losses/(gains)	(12.8)	(2.6)
42.0	81.5	Net interest and investment gains	134.0	232.1

(53.3)	(91.2)	Net income/(loss) before tax	(322.6)	608.1
(1.1)	43.5	Provision for/(benefit from) income taxes	2.1	47.6
(52.2)	(134.7)	Net income/(loss)	(324.7)	560.5

(0.09)	(0.23)	Basic net income/(loss) per ordinary share	(0.56)	0.95
585.2	589.2	Basic weighted average number of ordinary shares outstanding (in millions)	584.9	587.6

(0.09)	(0.23)	Diluted net income/(loss) per ordinary share	(0.56)	0.94
585.2	589.2	Diluted weighted average number of ordinary shares outstanding (in millions)	584.9	593.5

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m

(52.2)	(134.7)	Net income/(loss)	(324.7)	560.5
28.6	16.7	Net interest expense	117.8	105.9
(1.1)	43.5	Provision for/(benefit from) income taxes	2.1	47.6
15.6	6.6	Depreciation and amortization	63.3	35.8
—	(0.1)	Amortized fees	(0.3)	(0.5)
(9.1)	(68.0)	EBITDA	(141.8)	749.3
5.7	6.7	Share-based compensation	30.5	32.6
(1.0)	4.2	Net loss/(gain) on divestment of business	(1.0)	(652.9)
36.9	22.0	Other net (gains)/charges	262.6	(42.2)
12.2	17.9	Net loss on equity method investments	26.0	81.8
—	47.0	Net charge on debt retirement	3.0	47.0
1.2	(0.1)	Net investment losses/(gains)	(12.8)	(2.6)
45.9	29.7	Adjusted EBITDA	166.5	213.0

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net income or loss plus or minus net interest expense, provision for or benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, net gain or loss on divestment of business, other net charges or gains, net loss on equity method investments, net charge on debt retirement, and net investment gains or losses. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2010 US$m		December 31 2011 US$m
Assets
Current Assets
Cash and cash equivalents	422.5		271.7
Restricted cash and cash equivalents — current	208.2	(1)	2.6
Investment securities — current	2.0		0.3
Deferred tax assets — current	41.8		26.2
Other current assets	246.0		217.2
Total current assets	920.5		518.0

Non-Current Assets
Intangible assets, net	376.5		309.9
Property, plant and equipment, net	287.5		83.2
Equity method investments	209.0		675.8
Investment securities — non-current	9.4		9.8
Deferred tax assets — non-current	154.3		118.9
Restricted cash and cash equivalents — non-current	14.9		13.7
Other assets	45.4		24.5
Total Assets	2,017.5		1,753.8

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	346.5		337.0
Settlement reserve	206.3		—
Long-term debt	1,270.4		615.0
Shareholders’ equity	194.3		801.8
Total Liabilities and Shareholders’ Equity	2,017.5		1,753.8

(1)  Current restricted cash and cash equivalents at December 31, 2010 included $203.7 million held in an escrow account in relation to the Zonegran settlement reserve; this settlement was paid in March 2011.

Movement in Shareholders’ Equity

Three Months ended December 31, 2011 US$m		Twelve Months ended December 31, 2011 US$m
942.4	Opening shareholders’ equity	194.3
(134.7)	Net income/(loss) for the period	560.5
7.2	Share based compensation	35.0
(14.1)	Unrealized movements on defined benefit pension	(3.9)
1.3	Issuance of share capital	6.3
(0.1)	Cumulative translation adjustment reserve	11.1
(0.2)	Other	(1.5)
801.8	Closing shareholders’ equity	801.8

Unaudited Consolidated U.S. GAAP Cash Flow Data

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m

45.9	29.7	Adjusted EBITDA	166.5	213.0
(28.6)	(9.1)	Net interest and tax	(114.5)	(98.1)
(24.7)	(17.8)	Other net gains/(charges)	(42.8)	(153.0	) (1)
1.0	—	Divestment of business	1.0	—
—	(27.1)	EDT divestment transaction costs	—	(34.1)
16.9	(11.8)	Working capital decrease/(increase)	58.0	(48.0)
10.5	(36.1)	Cash flows from/(used in) operating activities	68.2	(120.2)

(9.5)	(7.4)	Net purchases of tangible and intangible assets	(44.4)	(28.5)
(0.3)	0.2	Net proceeds from sale/(net purchase) of investments	15.5	2.2
(0.3)	(695.5)	Cash flows from financing activities	(266.2)	(691.1)
—	—	Proceeds from disposal of EDT business	—	500.0
—	—	Purchase of equity method investment	—	(20.0)
(0.2)	—	Net proceeds from disposal of Prialt business	4.3	—
(1.1)	1.3	Restricted cash and cash equivalents movement	(191.4)	206.8	(1)
(0.9)	(737.5)	Net cash movement	(414.0)	(150.8)
423.4	1,009.2	Beginning cash balance	836.5	422.5
422.5	271.7	Cash and cash equivalents at end of period	422.5	271.7

(1)  The other net charges outflow includes the settlement reserve charge outflow of $206.3 million related to the Zonegran settlement that was paid in March 2011. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to this settlement.

On September 16, 2011, Elan completed the sale of its Elan Drug Technologies (EDT) business unit to Alkermes, Inc. To aid comparability, the analysis below of the financial results for the fourth quarter and full-year 2011 focuses principally on the pro forma results for Elan excluding EDT, as set out in Appendix I and Appendix II.

Overview

Full-Year 2011 Operating Performance (pro forma, excluding EDT)

Total revenue for the full-year 2011 increased by 19% to $1,068.1 million, from $895.6 million for the full-year 2010. This $172.5 million increase in revenue was driven by a 23% increase in global in-market net sales of Tysabri®, from $1,230.0 million in 2010 to $1,510.6 million in 2011. The strong growth in Tysabri revenues more than offset the cessation of revenues from a number of legacy products including Azactam®, Maxipime® and Prialt®, which contributed $41.5 million in revenues in the full-year 2010.

Adjusted EBITDA more than doubled to $146.7 million for the full-year 2011, from $62.7 million for the full-year 2010. Operating income excluding the net gain on divestment of business and other net charges for the full-year 2011 increased by $82.4 million to $92.3 million from $9.9 million for the full-year 2010. This improved operating performance reflects the $172.5 million increase in revenues, along with a $17.7 million decrease in combined selling, general and administrative (SG&A) and research and development (R&D) expenses.

Quarter 4, 2011 Operating Performance (pro forma, excluding EDT)

Total revenue for the fourth quarter of 2011 increased by 18% to $271.0 million, from $230.4 million for the same period in 2010, as a result of a 14% increase in Tysabri global in-market net sales to $379.6 million in the fourth quarter of 2011, from $333.4 million in the fourth quarter of 2010. This strong revenue growth is reflected in the improved operating performance with Adjusted EBITDA for the fourth quarter of 2011 doubling to $29.7 million, from $14.7 million in the fourth quarter of 2010 and operating income, excluding other net charges and net gain/(loss) on divestment of business increasing by $13.5 million to $16.5 million, from $3.0 million in the fourth quarter of 2010.

A reconciliation of Adjusted EBITDA to net income/(loss), is presented in the table titled, “Unaudited Non-GAAP Financial Information – Adjusted EBITDA,”  included on page 3.

Full-Year and Quarter 4, 2011 Net Income/(Loss) (including EDT)

Net income for the full-year 2011 was $560.5 million compared to a net loss of $324.7 million in the full-year 2010. The net income for the full-year 2011 includes the net gain on divestment of the EDT business of $652.9 million (see page 14) and legal settlement gains of $84.5 million, comprised of $78.0 million in relation to the settlement with Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) regarding Abraxane®, and $6.5 million, which was received by Elan as part of an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of NanoCrystal® technology. The net loss for the full-year 2010 includes the settlement reserve charge of $206.3 million in relation to the Zonegran® settlement.

The net loss of $134.7 million in the fourth quarter of 2011 was impacted by other net charges of $22.0 million (see page 15), a net charge on debt retirement of $47.0 million (see page 17), and a non-cash U.S. state tax charge of $40.0 million related to the write-down of U.S. state deferred tax assets. Following a recent change in certain state tax legislation, Elan expects to have a substantially reduced U.S. state tax burden in future years. Consequently, Elan no longer expects to utilize certain state tax credits and loss carry forwards prior to their expiry, and has therefore written down the associated state deferred tax assets.

Debt Retirements

As further described on page 17, following the closing of the sale of EDT, the principal amount of Elan’s debt has been reduced by 51% from $1,285.0 million at September 30, 2011, to $624.5 million at December 31, 2011 and the weighted average maturity of the debt has been extended by approximately 28%, from 47 months prior to the debt retirements to 60 months immediately after the debt retirements. As a consequence of these transactions, Elan’s net interest expense decreased significantly, to $16.7 million in the fourth quarter of 2011, compared to $28.6 million in the fourth quarter of 2010.

Total Revenue (pro forma, excluding EDT)

For the full-year 2011, revenue increased by 19%, or $172.5 million, to $1,068.1 million, from $895.6 million for the full-year 2010. For the fourth quarter of 2011, revenue increased by 18% to $271.0 million, from $230.4 million for the fourth quarter of 2010.

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m
		Product revenue
162.2	196.4	Tysabri – U.S.	593.2	746.5
67.2	74.2	Tysabri – ROW	258.3	317.6
229.4	270.6	Total Tysabri	851.5	1,064.1
0.3	(0.4)	Maxipime	8.2	0.4
0.4	0.4	Azactam	27.2	0.9
(0.1)	—	Prialt	6.1	—
0.4	0.4	Royalties	1.6	2.7
230.4	271.0	Total product revenue	894.6	1,068.1
—	—	Contract revenue	1.0	—
230.4	271.0	Total revenue (excluding EDT)	895.6	1,068.1

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m
162.2	196.4	United States	593.2	746.5
171.2	183.2	ROW	636.8	764.1
333.4	379.6	Total Tysabri in-market net sales	1,230.0	1,510.6

For the full-year 2011, Tysabri global in-market net sales increased by 23% to $1,510.6 million from $1,230.0 million for the full-year 2010. The growth reflects a 16% increase in units sold, along with higher pricing in the United States and favourable exchange rate movements in the rest of the world (ROW), partially reduced by a $14.1 million revenue reserve for Italy (see page 10). For the fourth quarter of 2011, Tysabri global in-market net sales increased by 14% to $379.6 million from $333.4 million for the same period of 2010. The growth principally reflects a 15% growth in units sold, and a higher price in the United States, partially reduced by the revenue reserve for Italy.

At the end of December 2011, approximately 64,400 patients were on therapy worldwide, including approximately 30,000 commercial patients in the United States and approximately 33,800 commercial patients in the ROW, representing a 13% increase over the approximately 57,200 patients (revised) who were on the therapy at the end of December 2010, and 2% over the approximately 62,900 patients (revised) who were on therapy at the end of September 2011.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $746.5 million for the full-year 2011, an increase of 26% over net sales of $593.2 million for the full-year 2010. The increase for the full-year 2011 over the full-year 2010 was due principally to a 12% increase in units sold combined with higher pricing. In the U.S. market, Elan recorded net sales of $196.4 million for the fourth quarter of 2011, an increase of 21% over net sales of $162.2 million in the same period of 2010, principally reflecting a 10% increase in units sold, along with the impact of price increases. Almost all of these sales are for the multiple sclerosis (MS) indication.

At the end of December 2011, approximately 30,000 patients were on commercial therapy, which represents an increase of 9% over the approximately 27,600 patients who were on therapy at the end of December 2010 and 2% over the approximately 29,400 patients who were on therapy at the end of September 2011.

Tysabri – ROW

For the full-year 2011, ROW in-market net sales increased by 20% to $764.1 million from $636.8 million for the full-year 2010. The growth principally reflects a 19% increase in units sold and favourable foreign currency movements, offset by a $14.1 million revenue reserve for Italy, as described further below. ROW in-market sales grew by 7% in the fourth quarter of 2011 to $183.2 million, from $171.2 million for the same period of 2010. This increase principally reflects a 20% increase in units sold, reduced by the revenue reserve in Italy.

At the end of December 2011, approximately 33,800 patients, principally in the European Union, were on commercial therapy, an increase of 17% over the approximately 29,000 patients (revised) who were on therapy at the end of December 2010 and 3% over the approximately 32,900 patients (revised) who were on therapy at the end of September 2011.

The revenue reserve for Italy in the fourth quarter of 2011 relates to a notification received by Biogen Idec from the Italian National Medicines Agency, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec disagrees with this interpretation, and has filed an appeal seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable, and hopes to have resolution in the first half of 2012. As a result of this dispute, Biogen Idec deferred $14.1 million of revenue recognized on in-market sales of Tysabri in Italy during the fourth quarter of 2011, and we expect that they will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market sales by Biogen Idec, Elan has deferred $6.9 million of revenue in the fourth quarter of 2011 related to these sales, reflecting the operating and accounting arrangements between the companies.

In the ROW market, Biogen Idec is responsible for distribution, and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $317.6 million for the full-year 2011, an increase of 23% over net revenue of $258.3 million recorded for the full-year 2010. For the fourth quarter of 2011, Elan recorded net revenue of $74.2 million, compared to $67.2 million for the fourth quarter of 2010, an increase of 10%.

Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m
171.2	183.2	ROW in-market sales by Biogen Idec	636.8	764.1
(85.8)	(85.0)	ROW operating expenses incurred by the collaboration	(303.8)	(349.3)
85.4	98.2	ROW operating profit incurred by the collaboration	333.0	414.8
42.7	49.1	Elan’s 50% share of Tysabri ROW collaboration operating profit	166.5	207.4
24.5	25.1	Elan’s directly incurred costs	91.8	110.2
67.2	74.2	Net Tysabri ROW revenue	258.3	317.6

Other products

Elan ceased distributing Azactam as of March 31, 2010, and Maxipime as of September 30, 2010. The revenue for these products in 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution. Elan divested its Prialt assets and rights in May 2010.

Operating Expenses (pro forma, excluding EDT)

Selling, general and administrative

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m
47.5	53.1	Cash expenses (1)	191.5	185.1
2.9	2.1	Depreciation and amortization	11.5	9.4
2.8	3.0	Share-based compensation	12.8	13.4
53.2	58.2	Total	215.8	207.9

(1) The SG&A expenses related to Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 10.

For the full-year 2011, SG&A expenses decreased by 4% to $207.9 million from $215.8 million for the full-year 2010, primarily as a result of lower support costs in the full-year 2011 due to the realignment and restructuring of the R&D organization in 2010.

SG&A expenses increased by 9% to $58.2 million for the fourth quarter of 2011, from $53.2 million for the same period of 2010. The increase principally reflects a $5.6 million expense associated with sponsorship initiatives entered into with the Dublin Neurological Institute (DNI) and University College Dublin (UCD) in the fourth quarter of 2011 (see page 13).

Research and development

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m
47.5	43.5	Cash expenses	188.6	174.7
1.8	1.7	Depreciation and amortization	6.8	7.2
1.1	3.7	Share-based compensation	9.6	13.3
50.4	48.9	Total	205.0	195.2

For the full-year 2011, R&D expenses decreased by 5% to $195.2 million from $205.0 million for the full-year 2010, primarily as a result of lower costs in the full-year 2011 due to the realignment and restructuring of the R&D organization in 2010. For the fourth quarter of 2011, R&D expenses decreased to $48.9 million from $50.4 million for the same period of 2010.

Research and development update

In January 2012, the U.S. Food and Drug Administration (FDA) approved a product label change for Tysabri that supports individual benefit risk assessment for patients with MS. The new label identifies anti-JC virus (JCV) antibody status as a risk factor for progressive multifocal leukoencephalopathy (PML). This marks the third risk factor for PML identified to help physicians and people with MS have more confidence in their treatment decisions when considering Tysabri. Infection with the JCV is required for the development of PML and the new label states that anti-JCV antibody negative status indicates that exposure to the JCV has not been detected. Patients who are anti-JCV antibody positive have a higher risk of developing PML. Patients who are anti-JCV antibody positive, have received prior immunosuppressant therapy and received treatment with Tysabri for more than two years have the highest risk of developing PML.

The U.S. label update follows the European Commission approval of anti-JCV antibody status as an additional factor to aid in stratifying patients at risk for developing PML in the Summary of Product Characteristics for Tysabri in the European Union.

The FDA also granted Quest Diagnostics Inc. a de-novo classification petition for the Stratify JCV Antibody ELISA testing service. Stratify JCV allows neurologists to determine their MS patients’ anti-JCV antibody status and is the first blood test to be FDA authorized for the qualitative detection of antibodies to the polyomavirus JC virus.

In November 2011, ELND005 was featured during four oral presentations and on two posters, at the 4th Conference on Clinical Trials on Alzheimer’s Disease, where new analyses were presented from the Phase 2 Alzheimer's disease study. The presentations focused on treatment effects at earlier stages of the disease, using validated “composite” cognitive endpoints. These results support the general direction of the field for earlier intervention. In addition, data on ELND005’s role in reducing the emergence of neuropsychiatric symptoms in Alzheimer’s patients was highlighted. ELND005 may have applications in additional psychiatric indications such as bipolar disorder. Elan’s goal is to initiate a proof of concept, Phase 2 study in bipolar disorder, in 2012, post-completion of discussions with therapeutic experts and regulators.

During the fourth quarter of 2011, Elan discontinued clinical development of its alpha IV integrin inhibitor ELND002 in MS.

In November 2011, Elan entered into a manufacturing agreement for the supply of the active pharmaceutical ingredient for ELND005 with Lonza Group AG.

Also in November 2011, Elan entered into a sponsorship agreement with the DNI to provide financial support over a five year term for an initiative to support improved access and quality of neurological patient care in Ireland. The total financial support amount pledged by Elan to the DNI is €1.5 million.

In December 2011, Elan announced an initiative with UCD to support leadership in the global biotechnology industry, including the establishment of Europe’s first interdisciplinary Chair in the ‘Business of Biotechnology’. The initiative is expected to run for at least seven years and will include a contribution in excess of €3 million from Elan.

In November 2011, Elan launched a collaboration with the University of Cambridge, England, the Cambridge-Elan Centre for Research Innovation and Drug Discovery (Cambridge-Elan Centre). The goal of the Cambridge-Elan Centre is to discover novel compounds capable of altering the behaviour of proteins associated with neurodegenerative disorders that can be developed into new treatments. The Cambridge-Elan Centre will bring together Elan’s two decades of experience in Alzheimer’s research and its depth in biology and model systems with the University of Cambridge’s pioneering contributions in the development of biophysical approaches to study the molecular basis of protein misfolding and aggregation, and their links to disease. This ten-year agreement paves the way for a long-term collaboration between Elan and the University of Cambridge.

Net gain on divestment of business

The net gain on divestment of the EDT business for the twelve months ended December 31, 2011, was calculated as follows:

US$m
Cash consideration	500.0
Investment in Alkermes plc	528.6
Total consideration	1,028.6
Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(53.0)
Working capital and other net assets	(84.5)
Transaction and other costs	(36.2)
Net gain on divestment of business	652.9

On September 16, 2011, Alkermes plc and Elan announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on September 8, 2011. The net gain recorded on divestment of the EDT business amounted to $652.9 million for the full-year 2011, principally reflecting the carrying amount of Elan’s investment in Alkermes plc and the $500.0 million in cash consideration less the carrying amount of the divested net assets of the EDT business along with transaction and other costs.

The net loss on divestment of business of $4.2 million for the fourth quarter of 2011 consists of an adjustment of $3.9 million to the working capital balance transferred on divestment of the EDT business and additional transaction costs incurred of $0.3 million.

Other net charges/(gains)

Other net charges/(gains) for the three and twelve months ended December 31, 2011 and 2010 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m
15.2	9.1	Severance and other restructuring charges	19.6	20.4
11.0	3.7	Asset impairment charges	11.0	10.0
4.7	9.2	Facilities charges	5.7	11.9
—	—	Legal settlement charges/(gains)	12.5	(84.5)
—	—	Settlement reserve charge	206.3	—
—	—	Net loss on divestment of Prialt business	1.5	—
6.0	—	In-process research and development	6.0	—
36.9	22.0	Total	262.6	(42.2)

In the fourth quarter of 2011, other net charges include severance and other restructuring charges of $9.1 million principally associated with a reduction in Elan’s G&A and other support activities following the divestment of the EDT business. This restructuring resulted in a reduction in Elan’s global workforce of approximately 50 positions.

The facilities charges of $9.2 million and asset impairment charges of $3.7 million in the fourth quarter of 2011 relate to the consolidation of Elan’s facilities in South San Francisco, and costs associated with the closure of EDT’s King of Prussia, Pennsylvania site.

Net Interest Expense

During the fourth quarter of 2011, Elan repaid $660.5 million of the principal amount of its debt, which has resulted in a 51% reduction in the Company’s total debt to $624.5 million at December 31, 2011 from $1,285.0 million at September 30, 2011. For the fourth quarter of 2011, net interest expense decreased to $16.7 million, from $28.6 million for the fourth quarter of 2010. For the full-year 2011, net interest expense decreased to $105.9 million compared to $117.8 million for the full-year 2010. These decreases were due to the debt retirement transactions during the fourth quarter of 2011.

Equity Method Investments

The losses on equity method investments for the three and twelve months ended December 31, 2011 and 2010 can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011 US$m
12.2	16.0	Janssen AI	26.0	78.4
—	1.2	Proteostasis	—	2.7
—	0.7	Alkermes plc	—	0.7
12.2	17.9	Total	26.0	81.8

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)). Under the terms of this transaction, Johnson & Johnson provided an initial $500 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI.

During the fourth quarter of 2011, $68.8 million (2010: $49.5 million) of the $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent. As of December 31, 2011, the remaining balance of the $500.0 million funding commitment was $57.6 million. Based on current spend levels, Elan expects to commence providing funding to Janssen AI in the second quarter of 2012.

As a consequence of the expenditures incurred by Janssen AI during the fourth quarter, Elan recorded a non-cash expense of $16.0 million (2010: $12.2 million), reflecting the amortization of the contingent funding commitment asset recorded by Elan on initial recognition of its investment in Janssen AI. The remaining unamortized carrying amount of this asset is $13.8 million at December 31, 2011.

Proteostasis

Elan entered into a strategic business relationship with Proteostasis Therapeutics, Inc. (Proteostasis) on May 20, 2011. Elan’s $20.0 million equity interest in Proteostasis represents approximately 24% of the equity of Proteostasis and has been recorded as an equity method investment on the balance sheet. The net loss recorded on the equity method investment in the fourth quarter of 2011 was $1.2 million.

Alkermes plc

As described on page 14, following the completion of the merger between Alkermes, Inc. and EDT on September 16, 2011, Elan holds approximately 25% of the equity of Alkermes plc and accounts for this investment as an equity method investment. Elan records its share of Alkermes plc’s net income or loss on a one-quarter time lag. The net loss recorded on the equity method investment in the fourth quarter of 2011 of $0.7 million reflects Elan’s share of the net losses in the period from September 16 to September 30, 2011.

Debt Retirements

As described further below, during the fourth quarter of 2011, Elan retired 51% in principal amount of its outstanding debt, and as a result, the remaining principal amount outstanding has been reduced from $1,285.0 million at September 30, 2011 to $624.5 million at December 31, 2011, with all of this remaining balance falling due in October 2016. As a result of the debt retirements, Elan recorded a net charge on debt retirement of $47.0 million, comprised of early redemption premiums of $33.4 million, a non-cash write-off of unamortized deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

Under the terms of Elan’s debt covenants, Elan was required to apply some of the proceeds received from the EDT transaction with Alkermes, Inc. to make a pro-rata offer to repurchase a portion of its debt at par. Accordingly, on September 16, 2011, Elan announced that it had commenced an offer (the Asset Sale Offer) to purchase up to $721.2 million in aggregate principal amount of their senior notes consisting of (i) 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes), (ii) Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes and, together with the 2013 Fixed Rate Notes, the 2013 Notes), and (iii) 8.75% Senior Notes due 2016 (the 2016 Senior Notes and, collectively with the 2013 Notes, the Notes), in accordance with the terms of the indentures governing the Notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on October 14, 2011 and holders of $4.0 million in aggregate principal amount of the 2013 Fixed Rate Notes, $7.3 million in aggregate principal amount of the 2013 Floating Rate Notes and $0.5 million in aggregate principal amount of the 2016 Senior Notes tendered their notes.

On September 16, 2011, Elan also announced a cash tender offer (the Tender Offer) for the outstanding $449.5 million in aggregate principal amount of the 2013 Fixed Rate Notes. The total consideration for the Tender Offer was $1,032.39 per $1,000 principal amount of 2013 Fixed Rate Notes, plus accrued and unpaid interest to the date of payment. The Tender Offer expired on October 14, 2011 and holders of $443.7 million in aggregate principal amount of the 2013 Fixed Rate Notes tendered their notes.

On September 16, 2011, Elan also announced the election to redeem all of the 2013 Floating Rate Notes not purchased in the Asset Sale Offer (the Redemption). $3.2 million in aggregate principal amount of the 2013 Floating Rate Notes were redeemed at a redemption price of 100% of the aggregate principal amount thereof, plus accrued but unpaid interest thereon to the date of payment.

During October 2011, Elan repurchased $200.0 million in aggregate principal amount of the 2016 Senior Notes in a private transaction, and on December 1, 2011, Elan repurchased the remaining $1.8 million in aggregate principal amount of the 2013 Fixed Rate Notes (the Repurchases).

The following table sets out the principal amount of Elan’s debt at September 30, 2011 and at December 31, 2011 following the completion of the Asset Sale Offer, the Tender Offer, the Redemption and the Repurchases:

	September 30, 2011 US$m	December 31, 2011 US$m
2013 Fixed Rate Notes	449.5	—
2013 Floating Rate Notes	10.5	—
2016 Senior Notes	825.0	624.5
Total debt	1,285.0	624.5

Provision for Income Taxes

Following a recent change in certain state tax legislation, Elan expects to have a substantially reduced U.S. state tax burden in future years. Consequently, Elan no longer expects to utilize certain state tax credits and loss carry forwards prior to their expiry, and has therefore recognized a non-cash state tax charge of $40.0 million related to the write-down of state deferred tax assets. These deferred tax assets had been recognized by Elan in 2008 when it was considered more likely than not that the Company would be able to utilize these tax benefits.

Guidance

Elan expects to record revenues for 2012 in the range of $1.2 billion to $1.25 billion.

The gross profit margin is expected to be in the range of 44% to 47%.

Aggregate SG&A and R&D expenses are expected to be in the range of $420 million to $440 million.

Elan expects to generate Adjusted EBITDA in 2012 of greater than $200 million, a greater than 35% increase over pro forma 2011 (excluding EDT).

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; when andat what value we will be able to sell our approximate 25% interest in Alkermes plc; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I  Unaudited Pro-Forma Financial Information

Three Months Ended December 31, 2010				Three Months Ended December 31, 2011
Total Elan	Less: EDT	Pro Forma Elan		Total Elan	Less: EDT	Pro Forma Elan
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
307.4	(77.0)	230.4	Product revenue	271.0	—	271.0
1.5	(1.5)	—	Contract revenue	—	—	—
308.9	(78.5)	230.4	Total revenue	271.0	—	271.0
157.0	(33.2)	123.8	Cost of goods sold	147.4	—	147.4
151.9	(45.3)	106.6	Gross margin	123.6	—	123.6

			Operating Expenses
62.7	(9.5)	53.2	Selling, general and administrative(1)	58.2	—	58.2
64.6	(14.2)	50.4	Research and development	48.9	—	48.9
(1.0)	—	(1.0)	Net loss /(gain) on divestment of business	4.2	—	4.2
36.9	(1.9)	35.0	Other net charges	22.0	—	22.0
163.2	(25.6)	137.6	Total operating expenses	133.3	—	133.3
(11.3)	(19.7)	(31.0)	Operating loss	(9.7)	—	(9.7)

15.6	(7.9)	7.7	Depreciation and amortization	6.6	—	6.6
—	0.1	0.1	Amortized fees	(0.1)	—	(0.1)
5.7	(1.8)	3.9	Share-based compensation	6.7	—	6.7
(1.0)	—	(1.0)	Net loss/(gain) on divestment of business	4.2	—	4.2
36.9	(1.9)	35.0	Other net charges	22.0	—	22.0
45.9	(31.2)	14.7	Adjusted EBITDA	29.7	—	29.7

(1) General and corporate costs have been allocated between the two segments for the period prior to the divestment of EDT.

Appendix II  Unaudited Pro-Forma Financial Information

Twelve Months Ended December 31, 2010				Twelve Months Ended December 31, 2011
Total Elan	Less: EDT	Pro Forma Elan		Total Elan	Less: EDT(1)	Pro Forma Elan
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
1,156.0	(261.4)	894.6	Product revenue	1,236.1	(168.0)	1,068.1
13.7	(12.7)	1.0	Contract revenue	9.9	(9.9)	—
1,169.7	(274.1)	895.6	Total revenue	1,246.0	(177.9)	1,068.1
583.3	(118.4)	464.9	Cost of goods sold	639.7	(67.0)	572.7
586.4	(155.7)	430.7	Gross margin	606.3	(110.9)	495.4

			Operating Expenses
254.7	(38.9)	215.8	Selling, general and administrative(2)	231.7	(23.8)	207.9
258.7	(53.7)	205.0	Research and development	229.5	(34.3)	195.2
(1.0)	—	(1.0)	Net gain on divestment of business	(652.9)	—	(652.9)
262.6	(2.3)	260.3	Other net charges/(gains)	(42.2)	68.1	25.9
775.0	(94.9)	680.1	Total operating expenses	(233.9)	10.0	(223.9)
(188.6)	(60.8)	(249.4)	Operating income/(loss)	840.2	(120.9)	719.3

63.3	(33.0)	30.3	Depreciation and amortization	35.8	(7.8)	28.0
(0.3)	0.2	(0.1)	Amortized fees	(0.5)	—	(0.5)
30.5	(7.9)	22.6	Share-based compensation	32.6	(5.7)	26.9
(1.0)	—	(1.0)	Net gain on divestment of business	(652.9)	—	(652.9)
262.6	(2.3)	260.3	Other net charges/(gains)	(42.2)	68.1	25.9
166.5	(103.8)	62.7	Adjusted EBITDA	213.0	(66.3)	146.7

(1)  The twelve months 2011 results include the results of the EDT business for the period to September 16, 2011, the date of divestment of the EDT business.

(2) General and corporate costs have been allocated between the two segments for the period prior to the divestment of EDT.

Appendix III

Analysis of revenue from the EDT business

Three Months Ended December 31			Twelve Months Ended December 31
2010 US$m	2011 US$m		2010 US$m	2011(1) US$m
		Product revenue
		Manufacturing revenue and royalties
15.0	—	Tricor®	54.5	35.5
21.9	—	Ampyra	56.8	22.6
9.2	—	Focalin XR / Ritalin LA	33.0	25.9
5.4	—	Verelan	21.8	18.1
0.6	—	Skelaxin	5.9	—
24.9	—	Other	89.4	65.9
77.0	—	Total manufacturing revenue and royalties	261.4	168.0

		Contract revenue
1.5	—	Research revenue and milestones	12.7	9.9

78.5	—	Total revenue from the EDT business(2)	274.1	177.9

(1)  Includes EDT revenues up to September 16, 2011, the date of divestment of the EDT business.

(2)  Revenue from the EDT business for the period up to September 16, 2011, was $177.9 million compared to revenue of $274.1 million for the full-year 2010. The decrease in revenue was principally due to the divestment of EDT on September 16, 2011, and the timing of Ampyra revenues, which Elan recorded based on when the product was shipped to Acorda.